U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F


                  Investment Company Act File Number 811-03054



                        THE MATTERHORN GROWTH FUND, INC.
               (Exact Name of Registrant as Specified in Charter)


                       301 Oxford Valley Road, Suite 802B
                                Yardley, PA 19067
                    (Address of Principal Executive Offices)


               Registrant's Telephone Number, including Area Code:
                                 (215) 321-1900



                          Gregory A. Church, President
                       301 Oxford Valley Road, Suite 802B
                                Yardley, PA 19067
                     (Name and Address of Agent for Service)


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I.   GENERAL IDENTIFYING INFORMATION

     1.   Reason fund is applying to deregister (CHECK ONLY ONE):

          [X]  Merger

          [ ]  Liquidation

          [ ]  Abandonment of Registration

          [ ]  Election of status as a Business Development Corporation

     2.   Name of Fund: Matterhorn Growth Fund, Inc.

     3.   Securities and Exchange Commission File Number: 811-03054

     4. Is this an initial Form N-8F or an amendment to a previously filed From N-8F?

          [X]  Initial Application       [ ]  Amendment

     5. Address of Principal Executive Office: 301 Oxford Valley Road, Suite 802B, Yardley, PA 19067

     6. Name, address, and telephone number of individual the Commission Staff should contact with any questions regarding this form: Theodore G. Bradpiece, 10366 Ormond Street, Shadow Hills, CA 91040-1414, (818) 767-2232

     7. Name, Address, and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rule 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     8.   Classification of fund (check only one):

          [X]  Management company;

          [ ]  Unit investment trust; or

          [ ]  Face-amount certificate company

     9. Subclassification if the fund is a management company (check one only):

          [X]  Open-end          [ ]  Closed-end

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     10.  State law under which the fund was organized or formed (e.g.,
          Delaware, Massachusetts): Massachusetts

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: Matterhorn Asset Management Corporation, 301 Oxford Valley Road, Suite 802B, Yardley, PA 19067

     12. Provide the name and address of each principal underwriter of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: Bainbridge Securities Inc., 301 Oxford Valley Road, Suite 802B, Yardley, PA 19067

     13.  Not Applicable

     14.  Not Applicable

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation, or Abandonment of Registration?

          [X]  Yes                        [ ]  No

          If Yes, state the date on which the board vote took place: August 17, 2005

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation, or Abandonment of Registration?

          [X]  Yes                        [ ]  No

          If Yes, state the date on which the board vote took place: December 30, 2005

II.  DISTRIBUTIONS TO SHAREHOLDERS

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [ ]  Yes                        [X]  No

          (a)  If Yes, list the date on which the fund made those distributions:
               Not Applicable

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          (b)  Not Applicable

          (c)  Not Applicable

          (d)  Not Applicable

          (e)  Not Applicable

     17.  Not Applicable

     18.  Has the fund distributed ALL of its assets to the fund's shareholders?

          [ ]  Yes                        [X]  No

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ]  Yes                        [X]  No

III. ASSETS AND LIABILITIES

     20.  Does the fund have any assets as of the date this form is filed?

          [ ]  Yes                        [X]  No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ]  Yes                        [X]  No

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

     22.  (a) List the expenses incurred with the Merger or Liquidation:

               (i)       Legal expenses: $33,248
               (ii)      Accounting expenses: $28,65
               (iii)     Other expenses (list and identify separately: Proxy
                         Services: $19,430
               (iv)      Total expenses (sum of lines (i) - (iii) above):
                         $81,443

          (b) How were those expenses allocated? Expenses were allocated pursuant to a Plan of Reorganization which identified those expenses to be paid by the Fund and those not to be paid by the Fund.

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          (c)  Who paid those expenses? Expenses paid pursuant to the Plan of
               Reorganization

          (d) How did the fund pay for unamortized expenses (if any)? The fund expensed the unamortized portion prior to February 28, 2006

     23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [ ]  Yes                        [X]  No

V.   CONCLUSION OF FUND BUSINESS

     24.  Is the fund a party to any litigation or administrative proceeding?

          [ ]  Yes                        [X]  No

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ]  Yes                        [X]  No

VI.  MERGERS ONLY

     26.  (a)  State the name of the fund surviving the Merger: CSI Equity Fund

          (b) State the Investment Company Act file number of the fund surviving the Merger: 811-08255

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used, and date agreement was filed:
                                   File Number: 333-128891
                                   Form Type: 497
                                   Date: November 28, 2005

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.
                                   Filed, see response to (c), above



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                                  VERIFICATION

          The undersigned states the (i) he or she has executed the Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the Matterhorn Growth Fund, Inc., (ii) he or she is the President of the Matterhorn Growth Fund, Inc., and (ii) all actions taken by shareholders, directors, and any body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in the N-8F application are true to the best of his or her knowledge, information, and belief.

                                                /s/ GREGORY A. CHURCH
                                                ---------------------
                                                 Gregory A. Church